Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Power Systems Announces 2004

Year End Conference Call

For Immediate Release – February 10, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss details regarding the company’s 2004 performance and forward-looking information on Thursday, February 17, 2005 at 7:00 a.m. PST (10:00 a.m. EST).

Access to the call may be obtained by calling the operator at 416.640.4127 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 21105361#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com, and will be archived for replay for two weeks.

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.454.0900 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com